

July 31, 2014

Via E-mail
Curtis Fairbrother
Chief Executive Officer
Acology, Inc.
912 Maertin Lane
Fullerton, VA 92831

>   **Re: Acology, Inc. (f/k/a Pinecrest Investment Group, Inc.)**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed July 18, 2014**
>   **File No. 333-195866**

Dear Mr. Fairbrother:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note your response to comment one of our letter dated July 15, 2014. Please state on the cover page of the prospectus that you are not a blank check company and have no current plans or intentions to engage in a business combination following this offering.

Prospectus Cover Page

2. We note your response to comment three of our letter dated July 15, 2014. Please remove the disclosure "regardless of the time of delivery of the prospectus or any sale of the common stock."

Description of Business, page 22

3. We note your response to comment four of our letter dated July 15, 2014. Please revise your Summary, Risk Factors, and Business sections to make clear that the primary intended use of your product is marijuana-related, that your general marketing is targeted toward marijuana use, and address any potential legal or regulatory issues affecting your business.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Barry J. Miller, Esq. (*via E-mail*)